UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
___________

FORM 8-K
CURRENT REPORT

Pursuant To Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)	October 4, 2020

TC PipeLines, LP
(Exact name of registrant as specified in its charter)

Delaware	001-35358	52-2135448
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

700 Louisiana Street,		Suite 700	77002-2761
Houston,	TX
(Address of principal executive offices)			(Zip Code)

Registrant’s telephone number, including area code	(877)	290-2772

(Former name or former address if changed since last report)
Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol(s)	Name of each exchange on which registered:
Common units representing limited partner interests	TCP	New York Stock Exchange

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised ﬁnancial accounting standards provided pursuant to Section 13(a) of the Exchange Act.	☐

Item 8.01.    Other Events.
On October 4, 2020, TC Energy Corporation (“TC Energy”) delivered a proposal to the Board of Directors (the “TCP GP Board”) of TC PipeLines GP, Inc., the general partner of TC PipeLines, LP (the “Partnership”), to acquire all of the Partnership’s outstanding common units not already owned by TC Energy and its affiliates in exchange for common shares, no par value, of TC Energy, at an exchange ratio of 0.650 common shares per common unit. The proposal is subject to the negotiation and execution of a definitive agreement and approval of such definitive agreement and the transactions contemplated thereunder by the board of directors of TC Energy, the TCP GP Board and the Partnership’s common unitholders.

It is anticipated that the TCP GP Board will form a Conflicts Committee made up of the independent members of the TCP GP Board (the “Conflicts Committee”) and submit the proposal to the Conflicts Committee for review, consideration and recommendation to the TCP GP Board. There can be no assurance that a definitive agreement will be executed or that any transaction will be approved or consummated.

A copy of a press release dated October 5, 2020, announcing the Partnership’s receipt of the proposal is attached to this Current Report on Form 8-K as Exhibit 99.1 and is incorporated herein by reference.

Forward-Looking Statements

This Current Report on Form 8-K contains certain “forward-looking statements” which reflect the Partnership’s views and assumptions on the date of this Current Report on Form 8-K regarding future events, results or outcomes. These forward-looking statements include statements about, among other things, the transactions described in TC Energy’s proposal and the delegation of the authority to evaluate and respond to proposal to the Conflicts Committee. These statements involve known and unknown risks, uncertainties and other factors, many of which may be beyond the Partnership’s control, including the risk that the proposed transaction is not consummated at all or on the initial terms proposed or any other terms, that may cause actual results to differ materially from any future events, results, performance or achievements expressed or implied by the forward-looking statements. All forward-looking statements speak only as of the date hereof. The Partnership undertakes no obligation to update or revise publicly any such forward-looking statements. The Partnership cautions you not to place undue reliance on these forward-looking statements. Please refer to the Partnership’s filings with the Securities and Exchange Commission (“SEC”) for more detailed information regarding these risks, uncertainties and assumptions.

Important Notice to Investors

This Current Report on Form 8-K does not constitute an offer to sell any securities.

If the proposed transaction is approved, a registration statement on Form F-4, including a proxy statement/prospectus of the Partnership and TC Energy, and other materials, will be filed with the SEC. IF AND WHEN APPLICABLE, INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE DOCUMENTS FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TC ENERGY, THE PARTNERSHIP AND THE PROPOSED TRANSACTION. If and when applicable, investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents containing information about TC Energy and the Partnership, without charge, at the SEC’s website at www.sec.gov.

Item 9.01.    Financial Statements And Exhibits.
(d)    Exhibits

Exhibit No.	Description
99	Press Release, dated October 5, 2020, issued by TC PipeLines, LP
104	Cover Page Interactive Data File – The cover page iXBRL tags are embedded within the inline XBRL document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TC PipeLines, LP
by: TC PipeLines GP, Inc.,
its general partner

By:	/s/ Jon Dobson
Jon Dobson
Secretary

Dated:  October 5, 2020

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